UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Contents

The following updates CEMEX, S.A.B. de C.V.'s ("CEMEX") prior public disclosure regarding its arbitration proceeding filed against Strabag SE:

Strabag Arbitration. Following an auction process, CEMEX (through its subsidiary RMC Holding B.V.) entered into a share purchase agreement, dated July 30, 2008 (the “SPA”), to sell its operations in Austria (then consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (then consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups (“Strabag”), for €310 million (approximately U.S.$383.33 million as of May 31, 2012, based on an exchange rate of €0.8087 to U.S.$1.00). On February 10, 2009, the Hungarian Competition Council approved the sale of the Hungarian assets subject to the condition that Strabag sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. On April 28, 2009, the Austrian Cartel Court (Kartellgericht) (the “ACC”) approved the sale of the Austrian assets subject to the condition that Strabag sell to a third party several ready-mix concrete plants, including the Nordbahnhof plant in Vienna. The Nordbahnhof plant had, however, already been dismantled by the time of the approval, so this condition could not be satisfied. Contrary to CEMEX’s recommendation that a supplementary application should have been made to the ACC, Strabag and the Austrian competition authority appealed the decision of the ACC. On July 1, 2009, Strabag gave notice of its purported rescission of the SPA, arguing that the antitrust condition precedent under the SPA had not been satisfied before the contractual cut-off date of June 30, 2009. On the same day, CEMEX notified Strabag that CEMEX considered their purported rescission invalid. In the face of Strabag’s continued refusal to cooperate in making a supplementary application to the ACC, CEMEX rescinded the SPA with effect from September 16, 2009. On October 19, 2009, we (through RMC Holding B.V.) filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce, requesting a declaration that Strabag’s rescission of the SPA was invalid, that CEMEX’s rescission was lawful and effective and claiming damages in a substantial amount likely to exceed €150 million (approximately U.S.$185.48 million as of May 31, 2012, based on an exchange rate of €0.8087 to U.S.$1.00). On December 23, 2009, Strabag filed its answer to CEMEX’s request for arbitration asking the tribunal to dismiss the claim and also filed a counterclaim for an amount of €800,000 (approximately U.S.$989,242 as of May 31, 2012, based on an exchange rate of €0.8087 to U.S.$1.00) as damages and applied for security for costs in the amount of €1,000,000.00 (approximately U.S.$1.23 million as of May 31, 2012, based on an exchange rate of €0.8087 to U.S.$1.00) in the form of an on-demand bank guarantee. The security for costs application was withdrawn by Strabag on March 9, 2010. CEMEX considered Strabag’s counterclaim to be unfounded. The arbitral tribunal was constituted on February 16, 2010 and a first procedural hearing was held on March 23, 2010 at which the parties agreed on the terms of reference and procedural rules in accordance with Article 18 of the ICC Rules of Arbitration. Pursuant to the procedural rules, on June 30, 2010, CEMEX submitted its statement of claim and its list of witnesses. On October 29, 2010, Strabag submitted its statement of defense and counterclaim. On January 14, 2011, CEMEX submitted its reply and answer to Strabag’s counterclaim. On March 7, 2011, Strabag submitted its rejoinder. Pursuant to Article 21 of the ICC Rules of Arbitration, the evidentiary hearing took place from May 2 to May 9, 2011. The hearing on quantum (attended by the quantum experts) took place on September 20, 2011. A second hearing on quantum was held on November 23 and 24, 2011. Post-hearing briefs were submitted on December 22, 2011, concluding that stage of the proceedings. The final award dated May 29, 2012, was notified to CEMEX on June 1, 2012. According to this final award, the arbitral tribunal declared that Strabag's rescission of the SPA was unlawful and ineffective, and ordered Strabag to pay to CEMEX: (i) damages in the amount of €30,000,000.00 (approximately U.S.$37.1 million as of May 31, 2012, based on an exchange rate of €0.8087 to U.S.$1.00) with interest thereon from the date of the Request for Arbitration (October 19, 2009) until payment in full at the rate of 8.32% per annum; (ii) default interest for the period  of July 7, 2009 through September 16, 2009 in the amount of €4,946,182.00 (approximately U.S.$6.12 million as of May 31, 2012, based on an exchange rate of €0.8087 to U.S.$1.00)  with interest thereon from the date of the statement of claim (June 30, 2010) until payment in full at the rate of 4% per annum; (iii) US$250,000.00 as partial compensation for CEMEX's ICC costs of arbitration and (iv) €750,551.00 (approximately U.S.$928,096 as of May 31, 2012, based on an exchange rate of €0.8087 to U.S.$1.00)  as compensation for CEMEX's legal costs incurred in the proceedings. Also, Strabag’s counterclaim was dismissed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	June 11, 2012	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller